Exhibit 21.1

Medicine Man Technologies, Inc.

Subsidiary	State or Jurisdiction of Incorporation or Organization
Two JS LLC PBS Holdco LLC SBUD LLC Schwazze Colorado LLC Medicine Man Consulting Inc. SCG Holding, LLC Mesa Organics II Ltd. Mesa Organics III Ltd. Mesa Organics IV Ltd.	Colorado Colorado Colorado Colorado Colorado Colorado Colorado Colorado Colorado
Double Brow LLC	Colorado
Emerald Fields Merger LLC	Colorado
Nuevo Holdings LLC	New Mexico
Medicine Man Technologies, Inc	Nevada
Schwazze New Mexico, LLC	New Mexico
Reserve1, LLC	Colorado
Reserve 1 Manitou, LLC	Colorado
Schwazze IP Holdco, LLC	Colorado
Schwazze Biosciences, LLC	Colorado
Mission Holding, LLC	Colorado
MIH Manager, LLC	Colorado
Flower Mountain Holdings, LLC	Colorado
Nuevo Elemental Holding, LLC	New Mexico
Elemental Kitchen and Laboratories, LLC	New Mexico
Reynold Greenleaf & Associates, LLC	New Mexico
Medzen Services, Inc	New Mexico
R. Greenleaf Organics, Inc.	New Mexico